Exhibit 99.1

LightSolver to Unveil the First Public Demonstration of its All-Optical Computer at SC26

LightSolver to present its Boeing corrosion-simulation work and join Birds of a Feather (BoF) session on analog computing at the supercomputing conference in Chicago

Rehovot, Israel, November 11, 2026 -- CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced that its subsidiary LightSolver Ltd. (“LightSolver”), a pioneer of pure photonic computing and developer of the Laser Processing Unit (LPU)™, will unveil the LPU capabilities in a first public demonstration at SC26, the International Conference for High Performance Computing, taking place November 15-20, 2026 in Chicago. The demonstration will be presented at LightSolver’s booth #5102 during the exhibition, November 16-19.

The LPU is a photonic computer designed to process and solve mathematical problems using light itself, through interacting laser beams, rather than conventional electronic computation. In this first public demonstration of an all-optical computer, LightSolver will showcase live how the LPU solves real mathematical and computational problems – including systems of linear equations, differential equations, and complex optimization problems – using only interacting light.

The LPU is designed to operate alongside conventional GPUs, with the potential to significantly accelerate certain computationally intensive workloads while offering the potential for reductions in energy consumption. These capabilities build on previously published, peer-reviewed research conducted in collaboration with the High-Performance Computing Center Stuttgart (HLRS), as well as ongoing paid collaboration programs with leading industrial partners, including Boeing and others.

Boeing Corrosion Simulation at the Exhibitor Forum

LightSolver will present its work with Boeing on PDE-based corrosion simulation at the SC26 Exhibitor Forum. The presentation will set out the engineering problem and present comparative benchmark results against existing solvers. The work is part of a paid, multi-year development program with Boeing, announced in April 2026.

Analog Computing with the HPC Research Community

LightSolver will also take part in a Birds of a Feather session informed by the U.S. Department of Energy report “Analog Computing for Science: From Emerging Technologies to a Shared Research Agenda,” alongside researchers from HLRS, Pacific Northwest National Laboratory (PNNL), TU Dresden and other institutions. Dr. Talya Vaknin, Head of Research at LightSolver, will present the company’s perspective on the advantages of keeping most of the computation in the optical domain.

“The first public demonstration of an entirely new type of computer — one that uses light itself to perform computation — marks a major milestone for LightSolver as we work to move from a working prototype toward a commercial product,” said Dr. Ruti Ben Shlomi, Co-Founder and CEO of LightSolver. “It is an exciting moment for our company and everyone involved in building this new computing paradigm. We see this as an important step toward our long-term vision of photonic computing in data centers, which we believe has the potential to perform computational workloads at significantly higher speeds while reducing energy consumption. And there is no better place to showcase this technology than at a leading supercomputing event, where the world’s experts, researchers, industry leaders, and innovators in high-performance computing come together. It is the ideal stage to introduce this new computing paradigm to the community that will help shape the future of computing. We believe that computing with light has the potential to fundamentally transform the future of computing infrastructure.”

Investors and analysts interested in meeting LightSolver management in Chicago during SC26, or in New York and the San Francisco Bay Area, may contact investors@lightsolver.com to arrange a meeting.

Subject to shareholder approval, CollPlant intends to change its name to OptiPhi Computing Ltd. and, subject to Nasdaq confirmation, its Nasdaq ticker symbol from “CLGN” to “OPHI.” For additional details, please see CollPlant’s announcement dated November 4, 2026.

About CollPlant

CollPlant (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech photonic computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser-based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. CollPlant also retains its proprietary plant-derived recombinant human collagen (rhCollagen) and bio-ink assets, for 3D bioprinting of tissues and organs and medical aesthetics. For more information about CollPlant, visit www.collplant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the planned demonstration of LightSolver’s LPU and its presentations at SC26; the extent to which results shown on current LPU hardware or in benchmarks may be replicated at larger scale and in real-world workloads; the anticipated performance, capabilities, energy efficiency and applications of the LPU; LightSolver’s development roadmap and its efforts to move toward a commercial product; LightSolver’s long-term vision for photonic computing in data centers; LightSolver’s collaboration programs, including with Boeing; the proposed change of CollPlant’s name and Nasdaq ticker symbol; and the future prospects, business plans and growth strategies of CollPlant and LightSolver. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue,” “potential,” “vision” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the risk that the LPU does not perform as expected in live demonstrations or that benchmark results are not representative of performance in real-world or larger-scale applications; LightSolver’s ability to scale its technology from prototype to a commercial product; LightSolver’s dependence on collaboration partners, including Boeing, and the risk that such programs are delayed, modified or terminated; the risk that shareholder approval or Nasdaq confirmation of the proposed name and ticker symbol change is not obtained; obligations and restrictions under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, including royalty payment obligations and restrictions on the transfer of IIA-funded know-how and manufacturing outside of Israel; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investors Contact
CollPlant Biotechnologies
investors@lightsolver.com

Arx Investor Relations
North American Equities Desk
collplant@arxhq.com